================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               __________________
                                 Schedule 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                               _________________
                          Cyprus Amax Minerals Company
                           (Name of Subject Company)

                          Cyprus Amax Minerals Company
                       (Name of Person Filing Statement)

                           Common Stock, No Par Value
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                               _________________
                           496902 10 7 (Common Stock)
                     (CUSIP Number of Class of Securities)

                               __________________
                              Philip C. Wolf, Esq.
              Senior Vice President, General Counsel and Secretary
                          Cyprus Amax Minerals Company
                            9100 East Mineral Circle
                           Englewood, Colorado  80112
                                 (303) 643-5000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
                               __________________
                                    Copy to:

                             Elliott V. Stein, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                           New York, New York  10019
                                 (212) 403-1000


================================================================================

Item 1.  Security and Subject Company

     The name of the subject company is Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax"), and the principal executive offices of Cyprus Amax are located at 9100 East Mineral Circle, Englewood, Colorado 80112. The title of the class of equity securities to which this statement relates is the common stock, no par value, of Cyprus Amax (including the associated Preferred Share Purchase Rights) ("Cyprus Amax Common Stock").

Item 2.  Tender Offer of the Bidder

     This Statement relates to an exchange offer disclosed in a Registration Statement on Form S-4 initially filed with the Securities and Exchange Commission on August 27, 1999 and amended on September 1, 1999 and September 2, 1999 (as amended, the "Phelps Dodge Form S-4") by Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), to exchange Phelps Dodge common stock, par value $6.25 per share ("Phelps Dodge Common Stock"), for any and all of the outstanding shares of Cyprus Amax Common Stock. According to the prospectus included in the Phelps Dodge Form S-4 (the "Phelps Dodge Prospectus"), Phelps Dodge is offering, through its wholly-owned subsidiary, CAV Corporation, a Delaware corporation, and upon the terms and subject to the conditions set forth in the Phelps Dodge Prospectus and in a related Letter of Transmittal (together, the "Phelps Dodge Offer"), to exchange shares of Phelps Dodge Common Stock for each outstanding share of Cyprus Amax Common Stock validly tendered on or prior to the Expiration Date (as defined in the Phelps Dodge Prospectus) of the Phelps Dodge Offer and not properly withdrawn. Each such share of Cyprus Amax Common Stock would be entitled to receive 0.3135 shares of Phelps Dodge Common Stock (the "Exchange Ratio").

     According to the Phelps Dodge Prospectus, Phelps Dodge is making the Phelps Dodge Offer in order to acquire control of, and ultimately the entire equity interest in, Cyprus Amax. According to the Phelps Dodge Prospectus, Phelps Dodge intends, as soon as practicable after consummation of the Phelps Dodge Offer, to seek to have Cyprus Amax consummate a merger with a wholly owned subsidiary of Phelps Dodge so that Cyprus Amax would become a wholly owned subsidiary of Phelps Dodge. According to the Phelps Dodge Prospectus, Phelps Dodge is also making a separate offer to exchange 0.4098 shares of Phelps Dodge Common Stock for each outstanding share of common stock of ASARCO Incorporated ("ASARCO").

     According to the Phelps Dodge Prospectus, the principal executive offices of Phelps Dodge are located at 2600 North Central Avenue, Phoenix, Arizona 85004-3014.

Item 3.  Identity and Background

     (a) The name and business address of Cyprus Amax, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between Cyprus Amax or its affiliates and certain of Cyprus Amax's directors and executive officers ("Compensation Arrangements") are described under the headings "INTERESTS OF CERTAIN

PERSONS IN THE MERGER -- Cyprus Amax Employment Arrangements," "--Other Cyprus Amax Plans," "--Indemnification and Insurance," "THE MERGER AGREEMENT -- Stock Options and Other Stock-Based Awards," "--Benefits Matters," "-- Indemnification; Directors' and Officers' Insurance" and "DIRECTORS AND MANAGEMENT FOLLOWING THE BUSINESS COMBINATION" at pages 62, 64-66, 72-73 and 79 in the Joint Proxy Statement and Prospectus of Cyprus Amax, ASARCO and Asarco Cyprus Incorporated ("Asarco Cyprus"), dated August 20, 1999, sent by Cyprus Amax to its stockholders in connection with Cyprus Amax's special meeting of stockholders scheduled to be held on September 30, 1999 (the "Joint Proxy Statement/Prospectus"). Certain other Compensation Arrangements are described under the heading "INTERESTS OF CERTAIN PERSONS IN THE MERGER" at page 13 in the Form 8-K of Asarco Cyprus, dated August 20, 1999, sent by Cyprus Amax to its stockholders in connection with Cyprus Amax's special meeting of stockholders to be held on September 30, 1999 (the "Asarco Cyprus 8-K"). A copy of such portions of the Joint Proxy Statement/Prospectus and of the Asarco Cyprus 8-K is filed as
Exhibit 1 hereto and is incorporated herein by reference. Certain other Compensation Arrangements are described under the headings "CORPORATE GOVERNANCE AND BOARD OF DIRECTORS -- Director Compensation," "EXECUTIVE COMPENSATION -- Compensation and Benefits Committee Report," "--Compensation Tables," " -- Employment Contracts," and " -- Retirement Plans" at pages 11-22 in the proxy statement of Cyprus Amax, dated March 12, 1999, sent by Cyprus Amax to its stockholders in connection with the annual meeting of Cyprus Amax stockholders held on May 6, 1999 (the "Annual Proxy Statement"). A copy of such portions of the Annual Proxy Statement is filed as Exhibit 2 hereto and is incorporated herein by reference.

     Except as set forth herein, neither Cyprus Amax nor, to the best of Cyprus Amax's knowledge, Cyprus Amax's affiliates have any material contract, agreement, arrangement or understanding or any actual or potential conflict of interest with (1) its executive officers, directors or other affiliates or (2) Phelps Dodge, its executive officers, directors or other affiliates.

Item 4.  The Solicitation or Recommendation

     (a) and (b)

     As more fully described below, the Cyprus Amax Board of Directors has unanimously recommended that Cyprus Amax stockholders reject the Phelps Dodge Offer and not tender their shares of Cyprus Amax Common Stock pursuant to the Phelps Dodge Offer. The Cyprus Amax Board of Directors has also unanimously reaffirmed its determination that the terms of the Merger Agreement between Cyprus Amax and ASARCO are fair to, and in the best interests of, Cyprus Amax and its stockholders.

     Background. Cyprus Amax, Asarco Cyprus, ACO Acquisition Corp., CAM Acquisition Corp. and ASARCO entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 15, 1999. In accordance with the terms and conditions of the Merger Agreement, the business combination of Cyprus Amax and ASARCO will occur through two separate mergers with wholly owned subsidiaries of a new holding company named Asarco Cyprus. After the business combination, Cyprus Amax and ASARCO will be wholly owned subsidiaries of

Asarco Cyprus. As a result of the mergers, each share of Cyprus Amax Common Stock will be converted into 0.765 shares of Asarco Cyprus common stock; each share of Cyprus Amax preferred stock will be converted into a share of Asarco Cyprus preferred stock with substantially identical terms, preferences, limitations, privileges and rights; and each share of ASARCO common stock will be converted into one share of Asarco Cyprus common stock.

     On August 10, 1999, Frank R. McAllister, Chairman of the Board and Chief Executive Officer of ASARCO, and Milton H. Ward, the Chairman, President and Chief Executive Officer of Cyprus Amax, each received a telephone call from Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge. In each call Mr. Yearley said Phelps Dodge wished to proposed a three-way combination of ASARCO, Cyprus Amax and Phelps Dodge and requested a prompt meeting to discuss the proposal. Later that day, Messrs. McAllister and Ward replied to the proposal with a letter saying that their merger agreement prohibited both ASARCO and Cyprus Amax from discussing a business combination with any third parties and declining Mr. Yearley's request for a meeting.

     On August 11, 1999, Messrs. McAllister and Ward received the following letter from Phelps Dodge:

                                                                "August 11, 1999

"Mr. Francis R. McAllister
Chairman and Chief Executive Officer
ASARCO Incorporated
180 Maiden Lane
New York, NY  10038

"Mr. Milton H. Ward
Chairman, Chief Executive Officer and President
Cyprus Amax Minerals Company
9100 East Mineral Circle
Englewood, CO  80112

"Dear Frank and Milt:

     "We are disappointed that you have declined to meet with us. As you know from our telephone conversations, we have considered your pending business combination and would like to discuss with you our proposal, described in more detail below, to combine all three of our companies in a negotiated transaction.

     "We believe that a three-way combination of Phelps Dodge, Asarco and Cyprus Amax would create superior shareholder value for the shareholders of Asarco and Cyprus Amax. A three-way combination, by creating a lower-cost global competitor, would also benefit the employees and customers of all three companies. For these reasons, we are approaching you to discuss the concept of a three-way combination.

     "We propose that all of the outstanding common stock of both Asarco and Cyprus Amax be exchanged for Phelps Dodge common stock. The transaction would be tax-free to your shareholders.

     "A combination of these businesses would result in cost savings well in excess of the amounts you have indicated to be achievable through your pending merger. Preliminarily we estimate that the annual cash cost savings should reach at least $150 million.

     "We propose to reward your shareholders for these substantial incremental benefits by offering your shareholders an exchange ratio of 0.3756 Phelps Dodge common shares for each Asarco common share and 0.2874 Phelps Dodge common shares for each Cyprus Amax common share. These exchange ratios preserve the relative economics of your proposed combination and imply premiums of approximately 25% based on current market prices for Asarco and Cyprus Amax.

     "We believe this proposal creates superior value for your shareholders based on:

     . the sizable premium we are offering which, in effect, represents an up-front payment to your shareholders for the substantial cost savings we expect to achieve;

     . their opportunity to participate in the ongoing value creation of the combined company; and

     . our planned continuation of the current $2.00 per share Phelps Dodge common stock dividend resulting in substantial dividend increases for both Asarco and Cyprus Amax shareholders to 3.76 times the level contemplated in your pending merger.

     "Our preference is for a combination of all three companies, which would of course, involve the consent of both Asarco and Cyprus Amax to a modification of your existing agreement.

     "Since your merger agreement has not been publicly filed, we have not had the opportunity to review its terms. Based on your August 10, 1999 letter, it is unclear to us whether discussions may proceed once you receive a written proposal such as this letter. In any event, if necessary under your merger agreement, we request that you grant one another waivers to allow meetings with us on our proposal which, as discussed below, would be far more favorable to your shareholders than your proposed merger.

     "We are confident that the market reaction to a three-way combination would be positive. In particular we believe the market would recognize:

     . the significantly stronger ability of the combined company, relative to the Asarco-Cyprus Amax combination, to integrate southwest U.S. mining operations, administrative functions in Chile and Peru and world-wide exploration and development activities;

     . the financial strength of the combined company and ability to create a world class portfolio of cost competitive mining assets;

     . a strong and deep management team, at both the operating and corporate levels, with strong credibility in the marketplace;

     . the ability to eliminate substantial overhead, exploration, purchasing and other expenses through the consolidation;

     . the tremendous operating leverage of the combined company, together with enough diversity in other businesses to mitigate cyclical downtime;

     .   the ability of the combined company to reduce capital expenditures;

     .   a strong liquid balance sheet, with excellent access to capital; and

     . how all of these factors would build greater shareholder value, on an ongoing basis, for the shareholders of all three companies.

     "This is intended to be a confidential proposal which is subject to the execution of a definitive merger agreement and receipt of customary approvals, including approval by our respective Boards of Directors and shareholders. We have conducted in-depth analyses of the proposed three-way combination from a regulatory perspective and have concluded that it will be possible to obtain the necessary approvals on a timely basis.

     "We believe that our proposal is substantially more attractive to your shareholders than your pending merger. In addition to the sizeable premium we are offering, your shareholders would participate, through their ongoing Phelps Dodge common stock ownership, in a larger enterprise with greater realizable cost savings and synergies, a stronger portfolio of cost competitive assets and a deep management team with a strong operating record. We have no doubt that your shareholders will enthusiastically embrace our proposal once they learn of it.

     "We have discussed this proposal with our Board, which fully supports it. We are confident of our ability, with your cooperation, to complete this transaction as quickly as your proposed two-party Asarco-Cyprus Amax merger.

     "We are firmly committed to moving forward quickly to consummate this transaction. As we mentioned, we would be happy to meet with you in New York or another mutually convenient location to amplify our proposal. In any event, we would appreciate a response by 5:00 p.m., New York time, on Wednesday, August 18, 1999.

     Sincerely,
     /s/                                /s/
     Douglas C. Yearley                 J. Steven Whisler
     Chairman and                       President and
     Chief Executive Officer            Chief Operating Officer"

     On August 12, 1999, Messrs. McAllister and Ward telephoned Mr. Yearley in response to his August 11 letter and reiterated that both ASARCO and Cyprus Amax were prohibited from discussing a business combination with any third parties pursuant to the terms of the existing merger agreement.

     On August 12, 1999, Messrs. Yearley and J. Steven Whisler, President and Chief Operating Officer of Phelps Dodge, sent substantially identical letters to the ASARCO Board of Directors and the Cyprus Amax Board of Directors describing the proposal outlined in the previous letter to the chief executive officers, respectively, and asking once again that the Boards of ASARCO and Cyprus Amax carefully consider the merger proposal and that they authorize the commencement of negotiations.

     On August 19, 1999, the ASARCO Board of Directors and the Cyprus Amax Board of Directors, together with their respective legal and financial advisors, met separately to consider the unsolicited proposal from Phelps Dodge. Both the ASARCO Board of Directors and the Cyprus Amax Board of Directors unanimously determined that pursuing the Asarco Cyprus transaction was in the best interests of ASARCO and Cyprus Amax stockholders, respectively, and reconfirmed their respective recommendations of that transaction.

     In the morning of August 20, 1999, Messrs. Ward and McAllister telephoned Mr. Yearley to tell him that their respective Boards of Directors had declined to pursue the three-way combination proposal by Phelps Dodge. After Messrs. Ward and McAllister were unsuccessful in reaching Mr. Yearley, they sent the following letter:

                                         "August 20, 1999

"Mr. Douglas C. Yearley
Chairman, President and
Chief Executive Officer
Phelps Dodge Corporation
2600 North Central Avenue
Phoenix, AZ  85004-3050

"Dear Doug:

     "We have tried to reach you this morning to convey the response of our respective Boards and to share with you the attached press release.

     "Each of our companies has convened its Board and received thorough presentations from financial and legal advisors. After full consideration of your proposal, each Board unanimously decided that it was in the best interests of its shareholders to pursue the Asarco Cyprus merger. That is what we intend to do.

     Sincerely,

     /s/                                 /s/

     Francis R. McAllister               Milton H. Ward
     Chairman and Chief                  Chairman, Chief Executive
     Executive Officer                   Officer and President
     Asarco Incorporated                 Cyprus Amax Minerals
                                         Company"

     Subsequently, Cyprus Amax and ASARCO issued the following joint press release:

     "DENVER and NEW YORK August 20, 1999 Cyprus Amax Minerals (NYSE:CYM) and ASARCO Incorporated (NYSE:AR) announced that they have set shareholder meetings for September 30, 1999 to approve their previously announced merger of equals. Asarco Cyprus Incorporated will be the largest publicly traded copper company with an estimated cash cost of under 50 cents. Definitive proxy materials will be mailed to shareholders of record on August 25, 1999.

     "Cyprus and Asarco also announced that joint Asarco and Cyprus merger teams are reviewing all operating and administrative aspects of the new organization to identify organizational and other profit driven changes in the way they do business. The companies have engaged outside consultants to assist in identification of cost savings to facilitate the process. As a result of these reviews, the estimate of annual expense reductions is now approaching $200 million including $50 million in reduced administrative and overhead costs, $50 million from lower costs of purchased materials and services, $25 million in other costs and $75 million in lower depreciation. As part of the cost reductions, Cyprus' Denver office will be closed and Asarco's New York office will be downsized and relocated to New Jersey. In addition, the companies believe the merger will provide the flexibility to rationalize higher cost production during periods of low copper prices, which could be expected to result in operational cash improvements approaching $75 million annually.

     "Cyprus and Asarco also jointly reported that the Boards of both companies had received an unsolicited proposal from Phelps Dodge Corporation to negotiate an agreement for Phelps Dodge to acquire both companies for stock. Phelps Dodge proposed an exchange of .3756 of a Phelps Dodge share for each Asarco share and
 .2874 of a Phelps Dodge share for each Cyprus share. Phelps Dodge's proposal is subject to a number of contingencies.

     "On August 19, 1999, the Asarco Board of Directors and the Cyprus Amax Board of Directors, together with their respective legal and financial advisors, met separately to consider the unsolicited proposal from Phelps Dodge. Both the Asarco Board of Directors and the Cyprus Amax Board of Directors determined that pursuing the Asarco Cyprus merger was in best interests of Asarco and Cyprus Amax stockholders, respectively, and reconfirmed their respective recommendations of the merger.

     "Since the merger announcement, both Boards noted that the share prices of Cyprus and Asarco have outperformed the other U.S. listed copper companies. Asarco Cyprus expects that at its estimated cash costs of under 50 cents per pound, it will require a copper price of less than 65 cents per pound to breakeven on a net earnings basis. Asarco Cyprus will have a strong, experienced management team and the financial capacity to further enhance operating efficiencies, expand or develop low cost copper properties and otherwise rationalize operations to achieve optimum operating levels."

     In the afternoon of August 20, 1999, Mr. Yearley and Mr. Whisler conducted an analysts' conference telephone call during which they announced that Phelps Dodge planned to offer 0.4098 of a Phelps Dodge share per ASARCO share to ASARCO stockholders and 0.3135 of a Phelps Dodge share per Cyprus Amax share to Cyprus Amax stockholders. Late in the evening of August 20, Messrs. Yearley and Whisler sent the following letter to the Cyprus Amax Board of Directors and a substantially identical letter to the ASARCO Board of Directors.

                                                        "August 20, 1999

"Board of Directors of Cyprus Amax Minerals Company
c/o Milton H. Ward
Chairman, Chief Executive Officer and President
Cyprus Amax Minerals Company
9100 East Mineral Circle
Englewood, CO  80112

"Ladies and Gentlemen:

     "We are disappointed in your response to our proposed three-way combination of Cyprus Amax, Asarco and Phelps Dodge. As you know, we have on three recent occasions requested the opportunity to discuss our proposal, which we believe would be far superior to your shareholders than your proposed combination with Asarco.

     "We are particularly disappointed that instead of accepting our previous requests to meet to discuss our proposal to acquire Cyprus Amax for a substantial premium, you chose today to announce unilaterally our interest in acquiring Cyprus Amax and Asarco and to reject our proposal in favor of your no-premium merger proposal with Asarco. This appears consistent with the manner in which you have chosen to treat your own shareholders by announcing just today, at the same time you first disclosed the terms of your July 15 merger agreement, that the record date for your shareholder vote on the no-premium merger with Asarco would be August 25. Since trades after today will settle after August 25, this effectively precluded any significant trading in the market on an informed basis before the determination of shareholders eligible to vote at your meeting.

     "In light of your unilateral announcement, we have no other choice than to publicly announce our proposal to enter into a business combination with Cyprus Amax and Asarco, so that share owners of all three companies are fully informed.

"Terms of our Proposal

     "We propose a business combination of Phelps Dodge and Cyprus Amax pursuant to which all of the outstanding common stock of Cyprus Amax would be exchanged for Phelps Dodge common stock at an exchange ratio of 0.3135 Phelps Dodge common shares for each

Cyprus Amax common share. We are also independently proposing to Asarco a business combination of Phelps Dodge and Asarco pursuant to which all of the outstanding common stock of Asarco would be exchanged for Phelps Dodge common stock at an exchange ratio of 0.4098 Phelps Dodge common shares for each Asarco common share. Based on share prices for the three companies' common shares before trading was halted this morning, these ratios imply a premium of approximately 29% for Cyprus Amax and a premium of approximately 30% for Asarco, while preserving the relative economics of the exchange ratio under your proposed combination with Asarco.

     "Following the combination, we plan to continue the current $2.00 per share Phelps Dodge common dividend. This would result in a substantial dividend increase for Cyprus Amax shareholders to 4.1 times the dividend contemplated in your proposed merger with Asarco.

     "Our proposed transaction would be tax-free for your shareholders. In addition, through their ownership of Phelps Dodge common stock, your shareholders would continue to participate in the ongoing value creation of the combined company. Although we prefer a transaction involving all three companies, we are prepared to enter into a negotiated business combination with either Cyprus Amax or Asarco, regardless of whether the other company is willing to proceed on a negotiated basis.

     "We believe that consideration in the form of Phelps Dodge common stock should be particularly attractive to your shareholders. Over the past several years Phelps Dodge's stock price has significantly outperformed the stock prices of Cyprus Amax and Asarco. As a result of Phelps Dodge's higher dividend, the level of outperformance is even greater when viewed on the basis of the total return to shareholders assuming reinvestment of dividends. Over the past 10 years Phelps Dodge's total return has been 161% as compared to negative 26% and negative 20% for Cyprus Amax and Asarco, respectively. Similarly, over the past 15 years, Phelps Dodge's total return has been 1,024% as compared to 102% for Cyprus Amax and 25% for Asarco. We are very proud of this strong management and operational track record over a difficult copper environment.

"The Combined Company

     "We believe that our proposal presents a unique opportunity to create a large, resource-rich portfolio of lower-cost global copper assets with enhanced flexibility to deliver superior results in all business cycles. Our proposal would create a much stronger company than would your proposed merger with Asarco through:

     . the significantly stronger ability of the combined company, relative to the Cyprus Amax-Asarco combination, to integrate southwestern U.S. mining operations, administrative functions in the U.S., Chile and Peru, and worldwide exploration and development activities;

     . the financial strength of the combined company and ability to create a world class portfolio of cost-competitive mining assets;

     . a strong and deep management team, at both the operating and corporate levels, with strong credibility in the marketplace;

     . the ability to eliminate substantial overhead, exploration, purchasing and other expenses through the consolidation;

     . the tremendous operating leverage of the combined company, together with enough diversity in other businesses to mitigate cyclical downturns;

     . the immediate and substantial accretion to the cash flow of the combined company resulting from the transaction;

     . the significant accretion to earnings per share of the combined company beginning in the second year after closing, based on the current portfolio of the combined companies and analysts' estimates of copper prices of $0.80 to $0.85 per pound in 2001;

     .   the total current annual copper production of the combined company of
         3.8 billion pounds and attributable copper reserves of 80 billion pounds;

     . the increased ability of the combined company to compete for world-class projects;

     .   the ability of the combined company to reduce capital expenditures;

     . the strong, liquid balance sheet of the combined company, with excellent access to capital; and

     . the way all of these factors would build greater shareholder value, on an ongoing basis, for the shareholders of all three companies.

     "Through the measures described above we estimate that in a three-way combination we could achieve approximately $200 million in annual cash cost savings, fully phased in by the end of the second year after closing of the transaction. In addition, we expect lower depreciation of approximately $65 million annually, bringing total estimated annual savings to approximately $265 million. These cost savings are based on public information and our expectation that we can deliver at least $75 million in incremental savings above the new cash synergy figure of $125 million that you have projected in the proposed Cyprus Amax-Asarco combination. This does not include any cost savings from the rationalization of high-cost production during periods of low copper prices.

     "Following the combination, we would expect to operate all properties in accordance with Phelps Dodge's disciplined management approach. This means that each property would be run on a basis intended to earn in excess of the cost of capital over a full copper price cycle. We believe that Phelps Dodge's management team has the credibility to make the tough decisions necessary to rapidly integrate all three businesses and to create value for shareholders.

     "A three-way combination, by creating a more efficient global competitor, would also benefit the employees and customers of all three companies. We have conducted an in-depth analysis of the three-way combination from a regulatory perspective and have concluded that it will be possible to obtain the necessary approvals on a timely basis.

     "Our Board of Directors has authorized this proposal and we are resolutely committed to its consummation. We are confident that your shareholders will find our proposal to be a unique and compelling opportunity. We continue to prefer to proceed on a mutually satisfactory, negotiated basis but are prepared to pursue all other avenues should that be necessary. We are ready to meet with you or your management at any time.

Sincerely,

 /s/                                    /s/
 D.C. Yearley                           J. Steven Whistler
 Chairman and                           President and
 Chief Executive Officer                Chief Operating Officer"

     On August 23, 1999, the ASARCO Board of Directors and the Cyprus Amax Board of Directors each met with their respective legal and financial advisors to consider the August 20 revised unsolicited proposal from Phelps Dodge.

     Following discussion between Cyprus Amax and ASARCO, on August 25, 1999, the Cyprus Amax Board of Directors met with its legal and financial advisors and approved several items previously discussed with ASARCO as set forth in the following joint press release issued by ASARCO and Cyprus Amax on August 25, 1999 (the "Revised ASARCO/Cyprus Amax Proposal"):

     "Denver, CO and New York, NY, August 25, 1999 - Cyprus Amax Minerals Company (NYSE:CYM) and ASARCO Incorporated (NYSE:AR) today jointly announced that they have improved the terms of their own combination transaction. In addition they have written to Phelps Dodge outlining their willingness to negotiate with Phelps Dodge on terms included in the letter. According to the letter, Asarco and Cyprus Amax would be willing to proceed with a three-way combination with Phelps Dodge if its proposed exchange ratios are increased, if Phelps Dodge fully underwrites the risk of antitrust problems with its proposal and if the contract terms mirror those of the Asarco/Cyprus contract. Asarco and Cyprus Amax said the exchange ratios they would require were .5300 of a Phelps Dodge share for Asarco holders and .4055 of a Phelps Dodge share for Cyprus Amax holders. The letter to Phelps Dodge is attached.

     "The two companies also said they have decided to improve the financial terms of their own combination by including a special payment of $5.00 per share to the stockholders of the combined Asarco Cyprus Incorporated. The special payment would be paid to stockholders as soon as possible after consummation of the merger. Asarco and Cyprus Amax emphasized that they were proceeding with their two-way combination which, subject to stockholder approval, will close on September 30, 1999.

     "Speaking together, Milton H. Ward, Chairman and Chief Executive Officer of Cyprus Amax and Francis R. McAllister, Chairman and Chief Executive Officer of Asarco said `Our response to Phelps Dodge evidences our intent to secure the best value for our shareholders whether through a three way combination including Phelps Dodge or through consummation of the merger previously announced. We have presented very simple terms to Phelps Dodge which we believe recognize the contributions our two companies make to a three way combination. The proposal previously communicated by Phelps Dodge fails to reward our stockholders for the values derived from the Asarco Cyprus transaction. Our proposed exchange ratio gives recognition to the fact that our shareholders will be contributing approximately 50% of the value of a three way combination.'

     "`We intend to move forward to complete our own merger transaction as soon as possible and as a sign of confidence of our ability to achieve cost reductions of at least $200 million annually, Asarco Cyprus will make a special payment to shareholders when the merger closes. This special $5.00 per share payment reflects the Boards' and managements' confidence in their ability to deliver benefits from the merger. Asarco Cyprus is expected to have in excess of $1 billion in cash at the time of closing and the Boards of both companies have agreed that Asarco Cyprus will pursue the sale of Cyprus Amax's investments in Kinross Gold and its Australian coal holdings and Asarco's specialty chemicals business. We would expect the sales to be completed within six months after closing. Proceeds are expected to approach $1 billion and cash taxes would be minimized due to tax benefits from the sale of the Kinross shares. Proceeds would be used to pay down debt and improve the liquidity of the company.'

     "Messrs. Ward and McAllister stated that they and their respective Boards are committed to maximizing shareholder value and will continue to do so after the merger is completed. In order to ensure that Phelps Dodge or any interested buyer is able to present a bona fide proposal to acquire 100% of the stock of the Company, during the first 90 days following completion of the merger, stockholders will have the right to call a meeting to redeem the rights plan.
In addition, change in control provisions in any employment contracts entered into by the Company will be waived for that same 90 day period."

     On August 25, 1999, Messrs. Ward and McAllister also sent the following letter to Mr. Yearley which was attached to the August 25 press release:

                                    "August 25, 1999

"Mr. Douglas C. Yearley
Chairman, President and
Chief Executive Officer
Phelps Dodge Corporation
2600 North Central Avenue
Phoenix, AZ  85004-3050

"Dear Doug:

     "We and our respective boards have considered your revised proposal to acquire our companies. We have the following issues with your proposal:

"1. The exchange ratios proposed in your August 20 press release do not allocate to Cyprus Amax and Asarco holders a fair share of the value created by uniting their two companies. We are prepared to negotiate a transaction with Phelps Dodge that would provide our holders with .4055 shares of Phelps Dodge common stock for each Cyprus Amax share, and .5300 Phelps Dodge shares for each Asarco share.

"2. In order for us to proceed with Phelps Dodge, you must make clear that Phelps Dodge will undertake all actions necessary to secure regulatory approval for your proposed transaction including any divestiture or similar action required, and will provide credible assurances that such regulatory approval will be forthcoming. The statements in your letters concerning antitrust issues are not sufficient on this point.

"3. You have not proposed a form of contract for your transaction. We would be prepared to proceed on the basis of representations, warranties and covenants made by Cyprus Amax and Asarco to each other in their merger agreement, with similar representations, warranties and covenants made by Phelps Dodge.

"4. Your letter did not indicate whether your proposal was subject to due diligence. A due diligence requirement introduces substantial uncertainty as to your proposal. We would expect, as part of our effort to close our pending merger or any potential transaction with you as quickly as possible, that you would not require any further due diligence with respect to either Cyprus Amax or Asarco.

     "We strongly believe that the combination of Cyprus Amax and Asarco, without the effect of combining further with Phelps Dodge, provides greater value to Cyprus Amax and Asarco holders than your August 20 proposal, poses fewer regulatory issues and can be completed more quickly. Accordingly, we will be proceeding to present that transaction to our stockholders and to closing on September 30, 1999. We are prepared, however, to negotiate a transaction that involves all three companies that satisfies all the foregoing requirements. For your information, we are attaching to this letter a copy of the press release Asarco and Cyprus Amax issued today concerning our response to Phelps Dodge. We also want to advise you that apart from this communication, neither party has waived any of its legal or other rights, or rights or obligations under our merger agreement.

                         Sincerely,

     /s/                            /s/
     Francis R. McAllister          Milton H. Ward
     Chairman and Chief             Chairman, Chief Executive
     Executive Officer              Officer and President
     ASARCO Incorporated            Cyprus Amax Minerals
                                    Company"

     At its August 25, 1999 meeting, the Cyprus Amax Board of Directors reconfirmed its recommendation that stockholders vote FOR adoption of the Merger Agreement.

     In approving the Revised ASARCO/Cyprus Amax Proposal and reconfirming its recommendation to the stockholders, the Cyprus Amax Board of Directors consulted with its financial and legal advisors and considered a variety of factors, including the following:

1. The Board of Directors considered the advantages that the business combination between Cyprus Amax and ASARCO provides to Cyprus Amax and its stockholders, including that the combined Asarco Cyprus would be a stronger, more efficient competitor in the copper industry, would have an improved ability to meet the challenges of low copper prices, would be better able to benefit and would generate substantial cash flow during periods of strong copper prices, would be able to lower costs through increased purchasing power, and would have increased capitalization.

2. The Board of Directors considered that Merrill Lynch, Pierce, Fenner & Smith ("Merrill Lynch"), Cyprus Amax's financial advisor, rendered its oral opinion at the August 25th Board Meeting that, as of such date, the exchange ratio in the Merger Agreement with ASARCO was fair from a financial point of view to the stockholders of Cyprus Amax.

3. The Board of Directors considered that the special payment of $5.00 per share to the stockholders of the combined Asarco Cyprus would enable stockholders to receive an immediate and significant cash benefit from the merger, while leaving the combined company with a strong balance sheet and sufficient liquidity.

4. The Board of Directors considered that the Revised ASARCO/Cyprus Amax Proposal allows Cyprus Amax to continue to pursue the business combination with ASARCO on a basis that does not preclude Phelps Dodge (or any other potential merger partner) from subsequently completing a business combination with the combined company, while preserving the opportunity for stockholders to realize the benefits of the merger with ASARCO, even if Phelps Dodge determines not to pursue its proposal.

5. The Board of Directors considered the fact that the business combination with ASARCO is the subject of a definitive agreement, as well as the terms and conditions of the merger agreement, whereas the Phelps Dodge proposal is highly contingent and no form of contract has been proposed.

6. The Board considered that the Phelps Dodge proposal does not pay Cyprus Amax stockholders a sufficient price to reflect the contribution of Cyprus Amax to a three-way combination of Cyprus Amax, ASARCO and Phelps Dodge.

7. The Board of Directors considered that the joint Cyprus Amax/ASARCO letter to Phelps Dodge dated August 25, 1999, provided stockholders the opportunity to accept a transaction involving Cyprus Amax, ASARCO and Phelps Dodge if Phelps Dodge was willing to provide certain assurances as to the terms of its proposal and to pay Cyprus Amax stockholders a sufficient price to reflect the contribution of Cyprus Amax to a three-way combination of Cyprus Amax, ASARCO and Phelps Dodge.

     On August 25, 1999, Phelps Dodge issued the following press release:

     "PHOENIX, Aug. 25 -- Phelps Dodge Corporation (NYSE: PD) confirmed that it has received a letter from Asarco Incorporated (NYSE: AR) and Cyprus Amax Minerals Company (NYSE: CYM) and issued the following response:

     " `The proposal put forth by Asarco and Cyprus Amax does not change Phelps Dodge's commitment to complete a three-way combination that is beneficial to shareholders of all three companies. While Phelps Dodge will review the most recent proposal from Asarco and Cyprus Amax, we believe that the Phelps Dodge proposal, which already provides Asarco and Cyprus Amax shareholders a 30% premium, a $2.00 annual dividend and very substantial participation in the greater upside potential of the three-way combination, is fully priced based on public information and Phelps Dodge's best estimates of the real, achievable cost synergies in a three-way combination. Phelps Dodge indicated that the economic aspects of Asarco and Cyprus Amax's proposed three-way merger terms are totally unreasonable and would deliver nearly all of the economic value of the three-way combination to Asarco and Cyprus shareholders.'

     "Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge, added, `If Asarco and Cyprus Amax are truly interested in a negotiated transaction and not just posturing, we would be more than willing to begin real discussions. Neither company has attempted to sit down with us.'

     "Phelps Dodge indicated that it intends to complete its review in the near term and to make a more definitive and comprehensive response thereafter."

     On August 27, 1999, Phelps Dodge issued the following press release:

     "August 27, 1999 -- Phelps Dodge Corporation (NYSE: PD) announced today that it has filed registration materials with the Securities and Exchange Commission for exchange offers for all outstanding Asarco Incorporated (NYSE:
AR) and Cyprus Amax Minerals Company (NYSE: CYM) common shares. Phelps Dodge will commence the exchange offers as soon as the registration statements are declared effective.

     "In addition, the Company filed preliminary proxy materials with the Securities and Exchange Commission to solicit proxies from Asarco and Cyprus Amax stockholders to vote against the proposed merger of Asarco and Cyprus Amax. Asarco and Cyprus Amax have set shareholder meetings for September 30, 1999 to vote on their proposed merger.

     "Separately, Phelps Dodge announced that it has commenced litigation in New Jersey and Delaware against Asarco and Cyprus Amax, respectively, and their directors, for breaching their fiduciary duties by impermissibly prohibiting directors from informing themselves of any third-party merger or acquisition proposal and providing excessive break-up fees.

     " `While we continue to prefer negotiated transactions, we are committed to this compelling three-way combination, and are taking all necessary steps to complete it,' said Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge. `If Asarco and Cyprus Amax are truly interested in a negotiated transaction we are ready to begin discussions immediately. We continue to believe our offer is fully priced and compelling. We are confident that shareholders of Asarco and Cyprus Amax will recognize that our proposals are clearly superior to the Asarco/Cyprus Amax no-premium two-way merger. We view the September 30 vote as a referendum. If Asarco and Cyprus Amax shareholders do approve their two-way combination, we will withdraw our substantial premium proposal and will not bid further.'"

     On August 27, 1999, Phelps Dodge sent the following letter to Cyprus Amax and ASARCO:

                                                                "August 27, 1999

"Mr. Francis R. McAllister
Chairman and Chief Executive Officer
ASARCO Incorporated
180 Maiden Lane
New York, NY  10038

"Mr. Milton H. Ward
Chairman, Chief Executive Officer and President
Cyprus Amax Minerals Company
9100 East Mineral Circle
Englewood, CO  80112

"Dear Frank and Milt:

     "We continue to believe that our proposed three-way combination is clearly superior for your shareholders than your proposed no-premium, two-party transaction. Our fully priced proposal provides a substantial premium, our $2.00 annual dividend and opportunity for participation in greater upside potential.

     "In your August 25 letter to us you identified four issues with our proposal. We are prepared to accept three of your points. On the fourth point, your demand on exchange ratios, we hope that you will reconsider your unreasonable position and sit down at the table with us to complete our proposed three-way combination.

     "Should you proceed to complete your two-way merger, you will proceed alone because we will withdraw our substantial premium proposal and will not bid further. Your September 30 vote will be a referendum on our proposal.

     "Your proposal on exchange ratios is so unreasonable that its sincerity is questionable. It seems to be premised on the flawed assumption that since your combined production would be comparable to Phelps Dodge's, you should be valued at the same level as Phelps Dodge. Of course, this is clearly not what investors believe since it is not reflected in the relative market valuations of the three companies. The simplistic assumption you seem to be making fails to reflect Phelps Dodge's long track record of making tough management decisions and delivering significantly greater value to shareholders than either ASARCO or Cyprus Amax. Over a fifteen-year period we have delivered total returns to shareholders of 1,024% in contrast to 25% for ASARCO and 102% for Cyprus Amax.

     "Moreover, based on the information in your August 20 Form S-4 registration statement, it appears that the conclusions arrived at by your own investment bankers do not support your exchange ratio demand. The exchange ratios you have demanded would deliver nearly all of the incremental value to be derived from a three-way combination to your shareholders and very little to our shareholders. This is, as you no doubt anticipated, completely unacceptable to us.

     "In addition, we don't believe that your shareholders will be fooled by the flawed measures you announced which purport to accommodate the possibility of a third party transaction during the 90 days following completion of your merger. None of your public statements address in any meaningful way all of the many steps that would be necessary to give your shareholders a realistic opportunity to benefit from an attractive third party proposal. Among the additional matters that would have to be addressed if you were serious about accommodating third party transactions would be to eliminate your staggered Board and the highly unusual management entrenchment arrangements built into your two-party merger agreement.

     "Those unusual management-entrenchment provisions guarantee no change in the roles of the proposed four senior executives of the ASARCO-Cyprus combined company prior to the 2002 annual meeting except upon a vote of 75% of the Board. Since management will hold 25% of the Board seats, this effectively requires a unanimous vote of the non-management directors. Because your Board is divided into three classes, this means that a buyer of 100% of the outstanding stock of the ASARCO-Cyprus combined company would not be able to obtain management control for nearly three years.

     "Indeed, even in the two aspects of your 90 day proposal for which you try to take credit, there is confusion, contradiction and unnecessary complexity. You propose an unspecified shareholder mechanism to redeem your poison pill which is inevitably more cumbersome than simple Board action. Secondly, we noted with interest the statement in your August 25 press release that `In addition, change in control provisions in any employment contracts entered into by the Company will be waived for that same 90 day period.' We were therefore surprised to read the contradictory statement in the Form 8-K you filed yesterday that:

          `The rights and benefits under the existing [change of control] arrangements with the employees. . .of each of Cyprus Amax and ASARCO, however, will remain in full force and effect and will be unaffected during the 90 days following completion of the business combination, as will any rights under arrangements entered into with such employees in substitution for any existing arrangements.'

     "Frankly, we believe that all of your statements concerning the 90 day period are no more than a public relations gambit. There is no evidence in your conduct to date that you have any willingness to pursue transactions that are in the best interests of your shareholders.

     "With regard to the three points in your August 25 letter other than the exchange ratio, we are pleased to confirm that:

     . We are prepared to enter into a merger agreement with substantially the same representations, warranties and covenants as those contained in your July 15 merger agreement.

     .    This proposal is not subject to due diligence.

     . We have studied the regulatory issues carefully and are confident that all necessary regulatory approvals for our three way combination will be obtained on a timely basis. We would be pleased to give you strong contractual assurances on this point.

     "If you take seriously your fiduciary duty and want to inform yourselves about a compelling transaction that would be in the best interests of your shareholders, let's sit down and negotiate. If not, your shareholders will decide which alternative they prefer on September 30.

Sincerely,
/s/                                              /s/
Douglas C. Yearley                               J. Steven Whisler
Chairman and                                     President and
Chief Executive Officer                          Chief Operating Officer"

     On August 27, 1999, Phelps Dodge announced that it intended to commence an unsolicited exchange offer for all outstanding shares of Cyprus Amax Common Stock and all outstanding shares of common stock of ASARCO.

     At a meeting held on September 1, 1999, the Cyprus Amax Board reviewed the terms of the Phelps Dodge Offer with its legal and financial advisors. At that same meeting, the Cyprus Amax Board adopted a resolution that postponed the distribution of rights certificates under the Cyprus Amax Shareholder Rights Plan as a result of Phelps Dodge's announcement of its intention to commence an exchange offer until such later date as determined by the Cyprus Amax Board.

     On September 3, 1999, Phelps Dodge filed a tender offer statement on
Schedule 14D-1 with the Securities and Exchange Commission. On September 7, 1999, Phelps Dodge filed a definitive proxy statement with the Securities and Exchange Commission to solicit proxies from Cyprus Amax stockholders in opposition to the approval and adoption of the Merger Agreement.

     At a meeting held on September 8, 1999, the Cyprus Amax Board determined by a unanimous vote that the Phelps Dodge Offer is not in the best interests of Cyprus Amax and its stockholders. Accordingly, the Cyprus Amax Board recommended that Cyprus Amax stockholders reject the Phelps Dodge Offer and not tender their shares. The Cyprus Amax Board of Directors also unanimously reaffirmed its determination that the terms of the Merger Agreement between Cyprus Amax and ASARCO are fair to, and in the best interests of, Cyprus Amax and its stockholders. Cyprus Amax's press release and letter to stockholders with respect to the Cyprus Amax Board's recommendation are attached hereto as Exhibits 3 and 4 respectively, and are incorporated herein by reference.

     The Recommendation. The Cyprus Amax Board resolved to recommend against the Phelps Dodge Offer because the Cyprus Amax Board did not find the Phelps Dodge Offer to be in the best interests of Cyprus Amax and its stockholders. In making this determination, the Cyprus Amax Board considered the following factors, among others:

1. The Board considered the value stockholders would receive in the Asarco Cyprus Merger and the fact that the stockholders of Cyprus Amax would receive 63.5% of the equity of the combined company, including their proportionate share of the value created by $275 million of annual synergies made possible by combining the two companies.

2. The Board considered the terms of the Phelps Dodge Offer and the implied value the Phelps Dodge Offer would deliver to Cyprus Amax stockholders in the event that Phelps Dodge acquired both Asarco and Cyprus Amax pursuant to the terms of the Phelps Dodge Offer. In addition, because the Phelps Dodge Offer is not conditioned on the completion of Phelps Dodge's offer for ASARCO, the Board also considered the implied value the Phelps Dodge Offer would deliver to Cyprus Amax stockholders in the event that Phelps Dodge acquired Cyprus Amax, but not ASARCO. In both cases, the Board concluded that the Phelps Dodge Offer is inadequate. The Board concluded that the ownership proposed by Phelps Dodge for the Cyprus Amax stockholders in a combined Phelps Dodge/ASARCO/Cyprus Amax did not fairly compensate Cyprus Amax stockholders for their relative contribution to the new company.

3. The Board considered the oral opinion of its financial advisor, Merrill Lynch, that the consideration offered to Cyprus Amax stockholders pursuant to the Phelps Dodge Offer is inadequate to such stockholders from a financial point of view.

4. The Board considered that the terms of the Phelps Dodge Offer were such that Phelps Dodge could, if it wished, increase the exchange ratio substantially without incurring any dilution of its earnings, and thus concluded that Phelps Dodge could afford to offer a substantially improved exchange ratio if it was sincere in wishing to make an offer that would be attractive to Cyprus Amax stockholders.

5. The Board considered that the Phelps Dodge Offer raises substantial issues under the antitrust laws. In this respect, the Board noted that although Phelps Dodge has had the ability to make the required regulatory filings with respect to its proposed transaction since it publicly stated its intention to commence the exchange offer for Cyprus Amax Common Stock on August 27, 1999, Phelps Dodge has not done so and the applicable 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), will not commence until it does.

6. The Board considered that although Phelps Dodge stated that it was prepared to enter into a merger agreement with substantially the same representations, warranties and covenants as those contained in the Merger Agreement, Phelps Dodge has not provided to Cyprus Amax and Asarco its proposed form of agreement. In addition, although Phelps Dodge stated that it was willing to give "strong contractual assurances" on antitrust issues, Phelps Dodge has not made any specific commitments on this point. In light of these concerns, the Board concluded that there remained substantial uncertainty as to the timing of the completion of any Phelps Dodge acquisition of Cyprus Amax or its securities.

7. The Board of Directors considered the advantages that the business combination between Cyprus Amax and ASARCO provides to Cyprus Amax and its stockholders, including that the combined Asarco Cyprus would be a stronger, more efficient competitor in the copper industry, would have an improved ability to meet the challenges of low copper prices, would be better able to benefit and would generate substantial cash flow during periods of strong copper prices, would be able to lower costs through increased purchasing power, and would have increased capitalization.

8. The Board of Directors considered that Merrill Lynch, Cyprus Amax's financial advisor, orally reconfirmed its opinion at the September 8th Board Meeting that, as of such date, the exchange ratio in the Merger Agreement with ASARCO was fair from a financial point of view to the stockholders of Cyprus Amax.

9. The Board of Directors considered that the special payment of $5.00 per share to the stockholders of the combined Asarco Cyprus would enable stockholders to receive an immediate and significant cash benefit from the merger, while leaving the combined company with a strong balance sheet and sufficient liquidity.

10. The Board of Directors considered that the Revised ASARCO/Cyprus Amax Proposal allows Cyprus Amax to continue to pursue the business combination with ASARCO on a basis that does not preclude Phelps Dodge (or any other potential merger partner) from subsequently completing a business combination with the combined company, while preserving the opportunity for stockholders to realize the benefits of the merger with ASARCO.

11. The Board of Directors considered the fact that the business combination with ASARCO is the subject of a definitive agreement, as well as the terms and conditions of the merger agreement, whereas the Phelps Dodge Offer is subject to many conditions and no form of contract has been proposed. The Board accordingly considered the risk that Phelps Dodge would not prove willing or able to consummate its offer on mutually acceptable non-financial terms.

12. The Board of Directors considered that the joint Cyprus Amax/ASARCO letter to Phelps Dodge dated August 25, 1999, provided stockholders the opportunity to accept a transaction involving Cyprus Amax, ASARCO and Phelps Dodge if Phelps Dodge was willing to provide certain assurances as to the terms of its proposal and to pay Cyprus Amax stockholders a price that adequately reflected the contribution of Cyprus Amax to a three-way combination of Cyprus Amax, ASARCO and Phelps Dodge.

     The foregoing discussion of the information and factors considered by the Cyprus Amax Board of Directors is not intended to be exhaustive but includes all material factors considered by the Board. The Cyprus Amax Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance, and individual directors may have given differing weights to different factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

Item 5.  Persons Retained, Employed or to be Compensated

     Cyprus Amax has retained Merrill Lynch to render financial advisory services to Cyprus Amax in connection with the Mergers and the Phelps Dodge Offer. Pursuant to the terms of a letter agreement between Cyprus Amax and Merrill Lynch dated July 17, 1999, Cyprus Amax has agreed to pay Merrill Lynch $4.7 million for its financial advisory services upon the consummation of the business combination with ASARCO. For additional services in connection with the Phelps Dodge Offer, Merrill Lynch will be paid additional fees in amounts to be mutually agreed upon. Cyprus Amax has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of legal counsel, and to indemnify Merrill Lynch and certain related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

     Cyprus Amax has retained Georgeson Shareholder Communications Inc. and MacKenzie Partners, Inc. to assist Cyprus Amax in its solicitation of proxies in connection with the Mergers and to assist Cyprus Amax in connection with its communications with its stockholders with respect to, and to provide other services to Cyprus Amax in connection with, the Mergers and the Phelps Dodge Offer. Such firms will receive reasonable and customary compensation for their services and will be reimbursed for their out-of-pocket expenses in connection therewith. Cyprus Amax has agreed to indemnify such firms against certain liabilities arising out of or in connection with their engagement.

     Except as set forth above, neither Cyprus Amax nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Mergers or the Phelps Dodge Offer.

Item 6.  Recent Transactions and Intent with Respect to Securities

     (a) Except as described below, to the best knowledge of Cyprus Amax, there have been no transactions in shares of Cyprus Amax Common Stock which were effected during the past 60 days by Cyprus Amax or any executive officer, director, affiliate or subsidiary of Cyprus Amax.

     The following executive officers of Cyprus Amax purchased shares of Cyprus Amax Common Stock in the last 60 days pursuant to the Cyprus Amax Minerals Company Savings Plan and Trust: Jeffrey G. Clevenger (123 shares); Farokh S. Hakimi (102 shares); Robin J. Hickson (131 shares); Gerald J. Malys (136 shares); John Taraba (139 shares); Milton H. Ward (11 shares); David H. Watkins (127 shares) and Philip C. Wolf (166 shares).

     (b) To the best knowledge of Cyprus Amax, none of its executive officers, directors, affiliates or subsidiaries presently intends to tender shares of Cyprus Amax Common Stock to Phelps Dodge pursuant to the Phelps Dodge Offer or to sell any shares of Cyprus Amax Common Stock that are owned beneficially or held of record by such persons.

Item 7.  Certain Negotiations and Transactions by the Subject Company

     (a) and (b).

Except as described herein, Cyprus Amax is not engaged in any negotiation in response to the Phelps Dodge Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Cyprus Amax or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of Cyprus Amax or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of Cyprus Amax or (iv) a material change in the present capitalization or dividend policy of Cyprus Amax.

Item 8.  Additional Information to be Furnished

     Cyprus Amax and its directors have been named as defendants in five purported class actions commenced in the Court of Chancery, County of New Castle, State of Delaware. ASARCO has been named as a defendant in one of the actions as aiding and abetting the other defendants in the alleged breach of their fiduciary duty. The plaintiffs in these lawsuits, who are purported stockholders of Cyprus Amax, allege that: defendants have a legal duty to negotiate with Phelps Dodge; that the Phelps Dodge proposal is more attractive than the ASARCO-Cyprus Amax business combination; and the defendants should conduct a negotiating or sale process in which Cyprus Amax would accept the highest consideration available. The complaints allege that the individual defendants have breached their fiduciary duties to the stockholders of Cyprus Amax in negotiating the ASARCO-Cyprus Amax business combination, and specifically by agreeing to a provision in the Merger Agreement that prohibits Cyprus Amax at certain times from negotiating with or supplying information to third parties such as Phelps Dodge. The plaintiffs further allege that defendants breached their duties in connection with setting the record date for the Cyprus Amax special meeting. As relief, the complaints seek, among other things, damages in an unspecified amount, injunctive relief prohibiting consummation of the ASARCO-Cyprus Amax business combination, and an order requiring Cyprus Amax to negotiate with bidders and/or sell itself to the highest bidder. The time for defendants to answer or respond to the complaints has not yet elapsed. Cyprus Amax believes that the claims alleged in the complaints are without merit.

     Cyprus Amax and its directors, along with ASARCO, are named as defendants in an action commenced by Phelps Dodge in the Court of Chancery in and for New Castle County, State of Delaware (the "Phelps Action"). Phelps Dodge Corp. v.
                                                         ------------------
Cyprus Amax Mineral Company, No. 17398.  The complaint in the Phelps Action
-----------------------------
alleges, among other things, that the directors breached their duties to the stockholders of Cyprus Amax by entering into the Merger Agreement with ASARCO, and in particular by agreeing to certain restrictions, commonly referred to as a "no-shop" clause, on Cyprus Amax's ability to solicit or negotiate proposals by third parties for the acquisition of Cyprus Amax or a merger with Cyprus Amax, during certain periods of time as set forth in the Merger Agreement. In addition, the complaint in the Phelps Action alleges that the director defendants breached their duties to the stockholders of Cyprus Amax by agreeing to certain termination fee provisions in the Merger Agreement; by failing to submit the Phelps Dodge Offer to the stockholders of Cyprus Amax for approval; by failing to determine that the Phelps Dodge Offer is in the best interests of the stockholders of Cyprus Amax; and by failing to exempt Phelps Dodge from the operation of Section 203 of the Delaware General Corporation Law (the "DGCL") and Cyprus Amax's Shareholder Rights Plan. The complaint names ASARCO as an aider and abettor of the alleged breaches complained of. As relief, the complaint in the Phelps Action seeks, among other things, an injunction preventing the Asarco Cyprus Merger from being consummated regardless of the vote of stockholders; a declaration that the defendants are required to "obtain information about" alternatives to the Asarco Cyprus Merger and that the defendants are required to determine that "the Phelps Dodge proposal is in the best interest of Cyprus Amax's shareholders." The complaint further seeks an order compelling the defendants to submit the Phelps proposal to the stockholders of Cyprus Amax, and to make Section 203 of the DGCL and Cyprus Amax's Shareholder Rights Plan inapplicable to the Phelps

Dodge Offer. Cyprus Amax and the director defendants believe that the allegations of the complaint are without merit and intend to vigorously oppose the relief sought in the complaint.

     The Court of Chancery has scheduled a hearing on September 27, 1999 to consider a motion by Phelps Dodge for a preliminary injunction to enjoin consummation of the Asarco Cyprus Merger and to enjoin the application of the "no shop" and termination fee clauses in the Asarco Cyprus Merger Agreement.

     Cyprus Amax has been named as a defendant in an action commenced in the Court of Chancery, County of Mercer, State of New Jersey in which Phelps Dodge has alleged that ASARCO and its directors breached their duties to the stockholders of ASARCO in connection with the Asarco Cyprus Merger. The allegations of the complaint, and the relief sought, are substantially similar to the allegations in the Delaware action described above, except that the New Jersey complaint is directed against ASARCO and its directors and names Cyprus Amax only as an alleged aider and abettor. Cyprus Amax has been informed that the New Jersey court has granted a motion by ASARCO to stay the proceedings in the New Jersey action, and expects that some or all of the claims asserted in that action may be asserted by Phelps Dodge in the Delaware court.

Item 9.  Material to be Filed as Exhibits

Exhibit 1: Pages 62, 64-66, 72-73 and 79 in the Joint Proxy Statement/Prospectus and page 13 in the Asarco Cyprus 8-K.
Exhibit 2:      Pages 11-22 in the Annual Proxy Statement.
Exhibit 3: Press release issued by Cyprus Amax and Asarco, dated September 9, 1999.
Exhibit 4:      Letter to Stockholders of Cyprus Amax, dated September 9, 1999.*
Exhibit 5: Complaint filed in Phelps Dodge v. ASARCO et al., Superior Court of New Jersey Chancery Division: Mercer County, August 27, 1999.
Exhibit 6: Complaint filed in Sterns v. McAllister et al., Superior Court of New Jersey Chancery Division: Mercer County, August 24, 1999.
Exhibit 7: Complaint filed in Greenfield v. Osborne, et al., Superior Court of New Jersey Chancery Division: Mercer County, August 25, 1999.
Exhibit 8: Complaint filed in Steiner v. Cyprus Amax et al., Court of Chancery of the State of Delaware in and for New Castle County, August 23, 1999.
Exhibit 9: Complaint filed in Miller v. Cyprus Amax et al., Court of Chancery of the State of Delaware in and for New Castle County, August 23, 1999.
Exhibit 10: Complaint filed in Bruno v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.

Exhibit 11: Complaint filed in Green v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.
Exhibit 12: Complaint filed in Lifshitz v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.
Exhibit 13: Complaint filed in Klotz v. Ward et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.
Exhibit 14: Complaint filed in Grill v. Stookey, et al., Court of Chancery of the State of Delaware in and for New Castle County, August 26, 1999.
Exhibit 15: Complaint filed in Phelps Dodge v.Cyprus Amax, et al. Court of Chancery for the State of Delaware in and for New Castle County, August 27, 1999.
_________________
*  Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              CYPRUS AMAX MINERALS COMPANY

                              By:

                                /s/ Philip C. Wolf
                                ----------------------------------
                                Philip C. Wolf
                                Senior Vice President,
                                General Counsel and Secretary

Dated:  September 9, 1999